SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 2

to

SCHEDULE 13E-3

(RULE 13e-100)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934

CoolSavings, Inc.

(Name of the Issuer)

Landmark Communications, Inc.

Landmark NV-C Ventures Group, Inc.

Landmark Ventures VII, LLC

CSAV Holdings, Inc.

(Names of Persons Filing Statement)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

2164858 10 2

(CUSIP Number of Class of Securities)

Guy R. Friddell, III

Executive Vice President and General Counsel

Landmark Communications, Inc.

150 W. Brambleton Ave.

Norfolk, Virginia 23510-2075

(757) 446-2660

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and

Communications on Behalf of the Persons Filing Statement)

copies to:

Thomas C. Inglima Willcox & Savage, P.C. 1800 Bank of America Center Norfolk, Virginia 23510 (757) 628-5500	Bryan E. Davis Alston & Bird LLP 1201 West Peachtree Street Atlanta, Georgia 30309 (404) 881-7000

This statement is filed in connection with (check the appropriate box):

a. ☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐ The filing of a registration statement under the Securities Act of 1933.

c. ☐ A tender offer.

d. ☒ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of filing fee**
$32,592,086	$3,836
*	Estimated solely for purposes of calculating the filing fee. Determined by multiplying (i) 40,740,108 shares of common stock, par value $0.001 per share, of CoolSavings, Inc., which constitutes the maximum number of outstanding shares of common stock of CoolSavings, Inc. estimated to be acquired by the filing persons for $0.80 per share in cash, without interest (which estimated number of shares of common stock assumes the conversion to common stock of 12,752,024 shares of Series C convertible preferred stock, par value $0.001 per share, of CoolSavings, Inc., and the exercise of all outstanding stock options of CoolSavings, Inc. that have an exercise price of less than $0.80 per share), by (ii) $0.80 per share.
**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b), equals 0.00011770 multiplied by the transaction valuation.

☐	Check box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Filed:

SCHEDULE 13E-3

This Amendment No. 2 to Schedule 13E-3 (this “Schedule 13E-3”) is being filed with the Securities and Exchange Commission pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, by Landmark Communications, Inc., Landmark NV-C Ventures Group, Inc., Landmark Ventures VII, LLC and CSAV Holdings, Inc. in connection with the going-private transaction of CoolSavings, Inc.

Item 1.	Summary Term Sheet.

The information contained in the section entitled “SUMMARY TERM SHEET” in Exhibit (a) to this Schedule 13E-3 is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The name of the subject company is CoolSavings, Inc. The principal executive offices of the subject company are located at 360 N. Michigan Avenue, 19th Floor, Chicago, Illinois 60601, and its telephone number is (312) 224-5000.

(b) Securities. The information contained in the section entitled “ADDITIONAL INFORMATION—Information about CoolSavings—Securities” in Exhibit (a) to this Schedule 13E-3 is incorporated herein by reference.

(c) Trading Market and Price. The information contained in the section entitled “ADDITIONAL INFORMATION—Information about CoolSavings—Trading Market and Price” in Exhibit (a) to this Schedule 13E-3 is incorporated herein by reference.

(d) Dividends. The information contained in the section entitled “ADDITIONAL INFORMATION—Information about CoolSavings—Dividends” in Exhibit (a) to this Schedule 13E-3 is incorporated herein by reference.

(e) Prior Public Offerings. The information contained in the section entitled “ADDITIONAL INFORMATION—Information about CoolSavings—Prior Public Offerings” in Exhibit (a) to this Schedule 13E-3 is incorporated herein by reference.

(f) Prior Stock Purchases. The information contained in the section entitled “SPECIAL FACTORS— FAIRNESS OF THE GOING-PRIVATE TRANSACTION—Recent purchases of shares of CoolSavings stock by Landmark” in Exhibit (a) to this Schedule 13E-3 is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address. The information contained in the section entitled “ADDITIONAL INFORMATION —Identity and Background of Landmark—Name and Address” in Exhibit (a) to this Schedule 13E-3 is incorporated herein by reference.

(b) Business and Background of Entities. The information contained in the section entitled “ADDITIONAL INFORMATION—Identity and Background of Landmark—Business Background of Landmark” in Exhibit (a) to this Schedule 13E-3 is incorporated herein by reference.

(c) Business and Background of Natural Persons. The information contained in the section entitled “ADDITIONAL INFORMATION—Identity and Background of Landmark—Business Background of Natural Persons” in Exhibit (a) to this Schedule 13E-3 is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) Material terms.

(1) Tender Offers. Not applicable.

(2) Mergers or Similar Transactions. The information contained in the section entitled “ADDITIONAL INFORMATION—Terms of the Transaction—Material Terms” in Exhibit (a) to this Schedule 13E-3 is incorporated herein by reference.

(c) Different Terms. The information contained in the section entitled “ADDITIONAL INFORMATION— Terms of the Transaction—Material Terms” in Exhibit (a) to this Schedule 13E-3 is incorporated herein by reference.

(d) Appraisal Rights. The information contained in the section entitled “ADDITIONAL INFORMATION— Terms of the Transaction—Appraisal Rights” in Exhibit (a) to this Schedule 13E-3 is incorporated herein by reference.

(e) Provisions for Unaffiliated Security Holders. The information contained in the section entitled “ADDITIONAL INFORMATION—Terms of the Transaction—Provisions for Unaffiliated Security Holders” in Exhibit (a) to this Schedule 13E-3 is incorporated herein by reference.

(f) Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a) Transactions. The information contained in the sections entitled “ADDITIONAL INFORMATION— Past Contacts, Transactions, Negotiations and Agreements—Transactions” and “SPECIAL FACTORS—FAIRNESS OF THE GOING-PRIVATE TRANSACTION—Recent purchases of shares of CoolSavings stock by Landmark” in Exhibit (a) to this Schedule 13E-3 is incorporated herein by reference.

(b) Significant Corporate Events. The information contained in the sections entitled “ADDITIONAL INFORMATION—Past Contacts, Transactions, Negotiations and Agreements—Transactions” and “SPECIAL FACTORS—FAIRNESS OF THE GOING-PRIVATE TRANSACTION—Recent purchases of shares of CoolSavings stock by Landmark” in Exhibit (a) to this Schedule 13E-3 is incorporated herein by reference.

(c) Negotiations or Contacts. The information contained in the sections entitled “ADDITIONAL INFORMATION—Past Contacts, Transactions, Negotiations and Agreements—Transactions” and “SPECIAL FACTORS—FAIRNESS OF THE GOING-PRIVATE TRANSACTION—Recent purchases of shares of CoolSavings stock by Landmark” in Exhibit (a) to this Schedule 13E-3 is incorporated herein by reference.

(e) Agreements Involving the Subject Company’s Securities. The information contained in the sections entitled “ADDITIONAL INFORMATION—Past Contacts, Transactions, Negotiations and Agreements—Transactions” and “SPECIAL FACTORS—FAIRNESS OF THE GOING-PRIVATE TRANSACTION—Recent purchases of shares of CoolSavings stock by Landmark” in Exhibit (a) to this Schedule 13E-3 is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(b) Use of Securities Acquired. The information contained in the section entitled “ADDITIONAL INFORMATION—Purposes of the Transaction and Plans or Proposals—Use of Securities Acquired” in Exhibit (a) to this Schedule 13E-3 is incorporated herein by reference.

(c) Plans. The information contained in the section entitled “ADDITIONAL INFORMATION—Purposes of the Transaction and Plans or Proposals—Plans” in Exhibit (a) to this Schedule 13E-3 is incorporated herein by reference.

Item 7.	Purposes, Alternatives, Reasons and Effects.

(a) Purposes. The information contained in the section entitled “SPECIAL FACTORS—PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE GOING-PRIVATE TRANSACTION—Purposes” in Exhibit (a) to this Schedule 13E-3 is incorporated herein by reference.

(b) Alternatives. The information contained in the section entitled “SPECIAL FACTORS—PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE GOING-PRIVATE TRANSACTION—Alternatives” in Exhibit (a) to this Schedule 13E-3 is incorporated herein by reference.

(c) Reasons. The information contained in the section entitled “SPECIAL FACTORS—PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE GOING-PRIVATE TRANSACTION—Reasons” in Exhibit (a) to this Schedule 13E-3 is incorporated herein by reference.

(d) Effects. The information contained in the sections entitled “SPECIAL FACTORS—PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE GOING-PRIVATE TRANSACTION—Effects” and “SPECIAL FACTORS—MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE GOING-PRIVATE TRANSACTION” in Exhibit (a) to this Schedule 13E-3 is incorporated herein by reference.

Item 8.	Fairness of the Transaction.

(a) Fairness. The information contained in the section entitled “SPECIAL FACTORS—FAIRNESS OF THE GOING-PRIVATE TRANSACTION—Fairness” in Exhibit (a) to this Schedule 13E-3 is incorporated herein by reference.

(b) Factors Considered in Determining Fairness. The information contained in the sections entitled “SPECIAL FACTORS—FAIRNESS OF THE GOING-PRIVATE TRANSACTION—Factors considered in determining fairness,” “SPECIAL FACTORS—FAIRNESS OF THE GOING-PRIVATE TRANSACTION— Factors not considered in determining fairness,” “SPECIAL FACTORS—FAIRNESS OF THE GOING-PRIVATE TRANSACTION—Procedural fairness,” and “SPECIAL FACTORS—FAIRNESS OF THE GOING-PRIVATE TRANSACTION—Certain negative considerations” in Exhibit (a) to this Schedule 13E-3 is incorporated herein by reference.

(c) Approval of Security Holders. The information contained in the section entitled “SPECIAL FACTORS—FAIRNESS OF THE GOING-PRIVATE TRANSACTION—Approval of stockholders and the board of directors of CoolSavings” in Exhibit (a) to this Schedule 13E-3 is incorporated herein by reference.

(d) Unaffiliated Representative. The information contained in the section entitled “SPECIAL FACTORS— FAIRNESS OF THE GOING-PRIVATE TRANSACTION—Unaffiliated representative” in Exhibit (a) to this Schedule 13E-3 is incorporated herein by reference.

(e) Approval of Directors. The information contained in the section entitled “SPECIAL FACTORS— FAIRNESS OF THE GOING-PRIVATE TRANSACTION—Approval of stockholders and the board of directors of CoolSavings” in Exhibit (a) to this Schedule 13E-3 is incorporated herein by reference.

(f) Other Offers. The information contained in the section entitled “SPECIAL FACTORS—FAIRNESS OF THE GOING-PRIVATE TRANSACTION—Factors not considered in determining fairness” in Exhibit (a) to this Schedule 13E-3 is incorporated herein by reference.

Item 9.	Reports, Opinions, Appraisals and Negotiations.

(a) Report, Opinion or Appraisal. The information contained in the section entitled “SPECIAL FACTORS —REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS—Report, opinion or appraisal” in Exhibit (a) to this Schedule 13E-3 is incorporated herein by reference.

(b) Preparer and Summary of the Report, Opinion or Appraisal. The information contained in the section entitled “SPECIAL FACTORS—REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS—Report, opinion or appraisal” in Exhibit (a) to this Schedule 13E-3 is incorporated herein by reference.

(c) Availability of Documents. The information contained in the section entitled “SPECIAL FACTORS— REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS—Report, opinion or appraisal” in Exhibit (a) to this Schedule 13E-3 is incorporated herein by reference.

Item 10.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information contained in the section entitled “ADDITIONAL INFORMATION— Source and Amount of Funds or Other Consideration—Source of Funds” in Exhibit (a) to this Schedule 13E-3 is incorporated herein by reference.

(b) Conditions. The information contained in the section entitled “ADDITIONAL INFORMATION— Source and Amount of Funds or Other Consideration—Conditions” in Exhibit (a) to this Schedule 13E-3 is incorporated herein by reference.

(c) Expenses. The information contained in the section entitled “ADDITIONAL INFORMATION—Source and Amount of Funds or Other Consideration—Expenses” in Exhibit (a) to this Schedule 13E-3 is incorporated herein by reference.

(d) Borrowed funds. Not applicable.

Item 11.	Interest in Securities of the Subject Company.

(a) Securities Ownership. The information contained in the section entitled “ADDITIONAL INFORMATION—Interest in Securities of CoolSavings—Securities Ownership” in Exhibit (a) to this Schedule 13E-3 is incorporated herein by reference.

(b) Securities Transactions. The information contained in the section entitled “ADDITIONAL INFORMATION—Interest in Securities of CoolSavings—Securities Transactions” in Exhibit (a) to this Schedule 13E-3 is incorporated herein by reference.

Item 12.	The Solicitation or Recommendation.

(d) Intent to Tender or Vote in a Going-Private Transaction. The information contained in the section entitled “ADDITIONAL INFORMATION—Terms of the Transaction—Material Terms” in Exhibit (a) to this Schedule 13E-3 is incorporated herein by reference.

(e) Recommendations of Others. The information contained in the section entitled “ADDITIONAL INFORMATION—Terms of the Transaction—Material Terms” in Exhibit (a) to this Schedule 13E-3 is incorporated herein by reference.

Item 13.	Financial Statements.

(a) Financial Information. The information contained in the section entitled “ADDITIONAL INFORMATION—Financial Statements—Financial Information” in Exhibit (a) to this Schedule 13E-3 is incorporated herein by reference.

(b) Pro Forma Information. The information contained in the section entitled “ADDITIONAL INFORMATION—Financial Statements—Pro Forma Information” in Exhibit (a) to this Schedule 13E-3 is incorporated herein by reference.

(c) Summary Information. The information contained in the section entitled “SPECIAL FACTORS— SELECTED FINANCIAL DATA” in Exhibit (a) to this Schedule 13E-3 is incorporated herein by reference.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information contained in the section entitled “ADDITIONAL INFORMATION—Persons/Assets, Retained, Employed, Compensated or Used” in Exhibit (a) to this Schedule 13E-3 is incorporated herein by reference.

(b) Employees and Corporate Assets. The information contained in the section entitled “ADDITIONAL INFORMATION—Persons/Assets, Retained, Employed, Compensated or Used” in Exhibit (a) to this Schedule 13E-3 is incorporated herein by reference.

Item 15.	Additional Information.

(b) Other Material Information. None.

Item 16.	Exhibits.

(a)(1)	CoolSavings, Inc. Going-Private Transaction Statement.

(a)(2)	Letter from Landmark Communications, Inc. to CoolSavings, Inc. Stockholders

(b)	None.

(c)	None.

(d)	Stock Purchase Agreement dated September 12, 2005 by and among Landmark Communications, Inc., Richard H. Rogel and Hugh R. Lamle (incorporated herein by reference to Exhibit 11 to Amendment No. 12 to Landmark’s Schedule 13D).

(f)	Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Appendix A to Exhibit (a) to this Schedule 13E-3).

(g)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: November 21, 2005	LANDMARK COMMUNICATIONS, INC.

	By:	/s/ Guy R. Friddell, III
Guy R. Friddell, III, Executive Vice President

DATED: November 21, 2005	LANDMARK NV-C VENTURES GROUP, INC.

	By:	/s/ Guy R. Friddell, III
Guy R. Friddell, III, Vice President

DATED: November 21, 2005	LANDMARK VENTURES VII, LLC

	By:	/s/ Guy R. Friddell, III
Guy R. Friddell, III, Vice President

DATED: November 21, 2005	CSAV HOLDINGS, INC.

	By:	/s/ Guy R. Friddell, III
Guy R. Friddell, III, Vice President

EXHIBIT INDEX

Exhibit Number		Description

(a	)(1)	CoolSavings, Inc. Going-Private Transaction Statement.

(a	)(2)	Letter from Landmark Communications, Inc. to CoolSavings, Inc. Stockholders

(b	)	None.

(c	)	None.

(d	)	Stock Purchase Agreement dated September 12, 2005 by and among Landmark Communications, Inc., Richard H. Rogel and Hugh R. Lamle (incorporated herein by reference to Exhibit 11 to Amendment No. 12 to Landmark’s Schedule 13D).

(f	)	Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Appendix A to Exhibit (a) to this Schedule 13E-3).

(g	)	Not applicable.